Exhibit 99.3

UNAUDITED COMBINED FINANCIAL STATEMENTS

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

As of June 30 and March 31, 2018 and for the

Three Month Periods Ended June 30, 2018 and 2017

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Unaudited Combined Financial Statements

As of June 30 and March 31, 2018 and for the

Three Month Periods Ended June 30, 2018 and 2017

Contents

Unaudited Combined Balance Sheets	1
Unaudited Combined Statements of Operations and Comprehensive (Loss) Income	2
Unaudited Combined Statements of Equity	3
Unaudited Combined Statements of Cash Flows	4
Notes to Unaudited Combined Financial Statements	5

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Unaudited Combined Balance Sheets

	June 30	March 31
	2018	2018
	(In Thousands)	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$679,190	$845,424
Receivables, net of allowance for doubtful accounts of $2,418 and $3,130	547,836	483,597
Related-party receivables	14,169	12,844
Inventories, net	543,714	485,275
Costs and estimated earnings in excess of billings on uncompleted contracts	448,266	517,314
Amounts earned in excess of billings	49,811	39,605
Assets held for sale	—	203,124
Other current assets	381,399	405,016
Total current assets	2,664,385	2,992,199

Noncurrent assets:
Property, plant and equipment, net	718,454	748,543
Other intangible assets, net	936,519	969,310
Uranium assets	409,117	417,271
Deferred income tax assets	348	36,613
Investment in unconsolidated subsidiaries	6,747	6,891
Other noncurrent assets	127,390	123,865
Total noncurrent assets	2,198,575	2,302,493
Total assets	$4,862,960	$5,294,692

Liabilities and equity
Current liabilities:
Accounts payable	$246,875	$325,025
Related-party payables	1,175	1,512
Billings in excess of costs and estimated earnings on uncompleted contracts	131,149	138,484
Amounts billed in excess of revenue	318,388	270,646
Debtor-in possession loan	600,000	600,000
Liabilities held for sale	—	269,712
Other current liabilities	469,858	481,803
Total current liabilities	1,767,445	2,087,182

Noncurrent liabilities:
Reserves for decommissioning matters	29,266	30,897
Benefit obligations	114,820	121,969
Deferred income tax liabilities	71,642	67,615
Other noncurrent liabilities	147,345	150,237
Liabilities subject to compromise	9,054,134	9,103,420
Total noncurrent liabilities	9,417,207	9,474,138

Equity (deficit):
TNEH-US and TNEH-UK stockholders’ deficit	(6,328,911)	(6,243,418)
Noncontrolling interests	7,219	(23,210)
Total equity (deficit)	(6,321,692)	(6,266,628)
Total liabilities and equity (deficit)	$4,862,960	$5,294,692

See notes to unaudited combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Unaudited Combined Statements of Operations and Comprehensive (Loss) Income

	Three Months Ended June 30
	2018	2017
	(In Thousands)

Net revenues	$836,489	$882,587
Cost of goods sold	641,180	663,769
Gross profit	195,309	218,818

Marketing, administrative and general expenses	139,038	147,787
Amortization of intangibles	17,468	17,772
Income from operations	38,803	53,259

Interest and other (expense) income:
Interest income	3,129	512
Interest expense	(14,864)	(24,614)
Gain (loss) on foreign currency transactions, net	19,698	(18,992)
Other income, net	9,369	1,616
Total interest and other income (expense)	17,332	(41,478)

Reorganization items, net	(38,608)	(27,020)
Income (loss) before income taxes	17,527	(15,239)

Income tax provision (benefit)	57,670	(1,182)
Combined net loss	(40,143)	(14,057)
Less net income attributable to noncontrolling interests	1,564	1,971
Net loss attributable to TNEH-US and TNEH-UK	$(41,707)	$(16,028)

Combined net loss	$(40,143)	$(14,057)
Other comprehensive (loss) income, net of tax:
Unrealized gain on derivatives	2,418	2,937
Change in unrecognized gains and prior service cost related to pension and other postretirement benefit plans	5,149	309
Unrealized foreign currency (loss) gain on translation adjustment	(50,624)	19,244
Other comprehensive (loss) income, net of tax	(43,057)	22,490
Comprehensive (loss) income	(83,200)	8,433
Less comprehensive income attributable to noncontrolling interests	2,293	780
Comprehensive (loss) income attributable to TNEH-US and TNEH-UK	$(85,493)	$7,653

See notes to unaudited combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Unaudited Combined Statements of Equity

			Accumulated	TNEH-US and
	Capital Stock of	Retained	Other	TNEH-UK
	TNEH-US and	Earnings	Comprehensive	Stockholders’	Noncontrolling	Total
	TNEH-UK	(Deficit)	(Loss) Income	Equity (Deficit)	Interests	Equity (Deficit)
	(In Thousands)

Balance at March 31, 2017	$5,400,000	$(10,358,278)	$(1,069,921)	$(6,028,199)	$64,429	$(5,963,770)
Comprehensive income:
Net (loss) income attributable to controlling and noncontrolling interests	—	(16,028)	—	(16,028)	1,971	(14,057)
Unrealized gain on derivatives	—	—	2,937	2,937	—	2,937
Change in unrecognized gains and prior service cost related to pension and other postretirement benefit plans	—	—	309	309	—	309
Unrealized foreign currency gain (loss) on translation adjustment	—	—	20,435	20,435	(1,191)	19,244
Total comprehensive (loss) income	—	(16,028)	23,681	7,653	780	8,433
Dividends	—	—	—	—	—	—
Balance at June 30, 2017	$5,400,000	$(10,374,306)	$(1,046,240)	$(6,020,546)	$65,209	$(5,955,337)

Balance at March 31, 2018	$5,400,000	$(10,661,510)	$(981,908)	$(6,243,418)	$(23,210)	$(6,266,628)
Comprehensive (loss) income:
Net loss attributable to controlling and noncontrolling interests	—	(41,707)	—	(41,707)	1,564	(40,143)
Unrealized loss on derivatives	—	—	2,418	2,418	—	2,418
Change in unrecognized gains and prior service cost related to pension and other postretirement benefit plans	—	—	5,149	5,149	—	5,149
Unrealized foreign currency (loss) gain on translation adjustment	—	—	(51,353)	(51,353)	729	(50,624)
Total comprehensive (loss) income	—	(41,707)	(43,786)	(85,493)	2,293	(83,200)
Mangiarotti transaction	—	—	—	—	(39)	(39)
Deconsolidation of noncontrolling interest	—	—	—	—	28,368	28,368
Dividends	—	—	—	—	(193)	(193)
Balance at June 30, 2018	$5,400,000	$(10,703,217)	$(1,025,694)	$(6,328,911)	$7,219	$(6,321,692)

See notes to unaudited combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Unaudited Combined Statements of Cash Flows

	Three Months Ended June 30
	2018	2017
	(In Thousands)	(In Thousands)
Operating activities
Combined net loss	$(40,143)	$(14,057)
Adjustments to reconcile combined net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	48,887	57,901
Gain on sale of NFI assets & liabilities classified as held for sale	(7,407)	—
Deferred income taxes	39,059	(3,055)
Gain on disposal of property, plant and equipment, net	(1,119)	(679)
(Gain) loss on foreign currency transactions, net	(19,698)	18,992
Equity in losses (earnings) of unconsolidated subsidiaries	434	(139)
Changes in:
Receivables	(69,056)	77,143
Inventories and uranium assets	(72,074)	(26,360)
Costs and estimated earnings in excess of billings on uncompleted contracts	64,170	(17,823)
Amounts earned in excess of billings	(10,590)	12,076
Other current assets	(727)	(391,034)
Other noncurrent assets	906	(2,542)
Accounts payable and other current liabilities	(66,557)	47,912
Billings in excess of costs and estimated earnings on uncompleted contracts	(49,262)	346,263
Amounts billed in excess of revenue	58,498	(85,823)
Noncurrent liabilities	994	431
Net cash (used in) provided by operating activities	(123,685)	19,206

Investing activities
Purchases of property, plant and equipment	(26,363)	(11,107)
Proceeds from sale of property, plant and equipment	1,992	927
Other investing activities	—	(72)
Net cash used in investing activities	(24,371)	(10,252)

Financing activities
Proceeds from DIP financing	—	450,000
Payment on capital lease obligations	(104)	(298)
Other financing activities	(233)	—
Net cash (used in) provided by financing activities	(337)	449,702

Effect of foreign currency translation	(17,841)	5,259
Net (decrease) increase in cash and cash equivalents	(166,234)	463,915
Cash and cash equivalents, beginning of period	845,424	681,569
Cash and cash equivalents, end of period	$679,190	$1,145,484

Supplemental disclosures of cash flow information
Cash paid for interest	$10,347	$24,022
Cash paid for income taxes	$707	$6,563

See notes to unaudited combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements

As of June 30 and March 31, 2018 and for the

Three Month Periods Ended June 30, 2018 and 2017

(in thousands)

1.      Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and New Accounting Standards

Description of Business

The accompanying unaudited combined financial statements include the accounts of the holding companies Toshiba Nuclear Energy Holdings (US), Inc. (TNEH-US) and subsidiaries and Toshiba Nuclear Energy Holdings (UK) Ltd. (TNEH-UK) and subsidiaries (collectively, the Company). The Company operates as Westinghouse, serving the domestic and international nuclear electric power industry by supplying advanced nuclear plant designs and equipment, fuel and a wide range of other products and services to the owners and operators of commercial nuclear power plants.

As of June 30, 2018, Toshiba Corporation owns 100% of the Company.

Basis of Financial Statement Presentation

TNEH-US and TNEH-UK are under common ownership and management, and therefore, their accounts have been combined. The Company operated on a fiscal year ended March 31st prior to its acquisition by Brookfield Business Partners L.P. together with institutional partners (Brookfield) (see Note 2) at which time the Company changed its fiscal year end to December 31st to align with that of Brookfield.

The accompanying combined financial statements are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in audited annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) have been condensed or omitted pursuant to such rules and regulations. Management of the Company believes that the disclosures included herein are adequate to make the information presented not misleading when read in conjunction with the Company’s audited combined financial statements and the notes included therein for the year ended March 31, 2018.

In management’s opinion, the accompanying unaudited combined financial statements reflect all adjustments, which are of a normal and recurring nature, and which are necessary for a fair presentation, in all material respects, of financial results for the interim periods presented. Operating results for the three months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the nine months ending December 31, 2018.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

1.      Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and New Accounting Standards (continued)

The accompanying unaudited combined financial statements include the assets and liabilities of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and entities for which it has been determined to be the primary beneficiary as of June 30 and March 31, 2018, and the results of operations and cash flows for the three month periods ended June 30, 2018 and 2017. Noncontrolling interest amounts relating to the Company’s less-than-wholly owned consolidated subsidiaries are included within net income attributable to noncontrolling interests in the accompanying unaudited combined statements of operations and comprehensive (loss) income and within noncontrolling interests in the accompanying unaudited combined balance sheets. Investments in entities in which the Company has the ability to exercise significant influence but does not exercise control are accounted for using the equity method and are included in investment in unconsolidated subsidiaries in the accompanying unaudited combined balance sheets.

Unless otherwise indicated, all dollar amounts in these unaudited combined financial statements and notes thereto are presented in thousands. All significant intercompany transactions and balances have been eliminated in combination.

On March 29, 2017 (the Petition Date), TNEH-UK, Westinghouse Electric Company LLC (a subsidiary of TNEH-US), and other indirect subsidiaries of TNEH-US (collectively, the Debtors) filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York in New York City (Bankruptcy Court). The bankruptcy will allow the Company to undertake a strategic restructuring to address the financial challenges arising from construction obligations of the Vogtle and V.C. Summer AP1000 projects.

On January 29, 2018, the Company filed a joint chapter 11 plan of reorganization (the Plan) and related disclosure statement with the Bankruptcy Court. The Plan and disclosure statement were subsequently amended and/or modified. On February 22, 2018, the Bankruptcy Court approved the disclosure statement. On March 27, 2018, the Bankruptcy Court entered into an order confirming the Plan pursuant to which, upon consummation of the Plan, the Company would emerge from bankruptcy, and Brookfield would acquire the Company, subject to receiving regulatory approval and satisfying other closing conditions.

On January 12, 2018, TSB Nuclear Energy Services Inc. (TNESI), TNEH-UK and Brookfield WEC Holdings LLC entered into a plan funding agreement. As contemplated in the Plan, Brookfield will provide funding, which will be used to pay the Company’s creditors, in exchange for acquiring (i) all of the newly issued shares in TNESI upon emergence from the bankruptcy cases and (ii) all of the shares of Westinghouse Electric UK Holdings Limited (WECHOL) from TNEH-UK. For further discussion of the bankruptcy, refer to Note 2.

Bankruptcy Accounting

During the pendency of the Chapter 11 proceedings, the Debtors have operated their businesses as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the U.S. Bankruptcy Code.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

1.      Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and New Accounting Standards (continued)

The accompanying unaudited combined financial statements reflect the application of ASC 852, “Reorganizations.” ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in reorganization items, net on the accompanying unaudited combined statements of operations and comprehensive (loss) income. In addition, prepetition unsecured and under-secured obligations that may be impacted by the bankruptcy reorganization process have been classified as liabilities subject to compromise on the accompanying unaudited combined balance sheets at June 30 and March 31, 2018. These liabilities are reported at the amounts expected to be addressed in the Chapter 11 proceedings, although they may be settled for less.

The accompanying unaudited combined financial statements do not purport to reflect or provide for the consequences of the Chapter 11 proceedings. In particular, the unaudited combined financial statements do not purport to show: (i) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (ii) the amount of prepetition liabilities that may be allowed for claims or contingencies, or the status and priority thereof; (iii) the effect on stockholders’ (deficit) equity accounts of any changes that may be made to the Company’s capitalization; or (iv) the effect on operations of any changes that may be made to the Company’s business. While operating as debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code, the Company may sell or otherwise dispose of or liquidate assets or settle liabilities in amounts other than those reflected on its combined financial statements, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business. Further, implementation of the Plan could materially change the amounts and classifications on the Company’s combined financial statements.

Going Concern

The accompanying unaudited combined financial statements have been prepared assuming the Company will continue as a going concern. Given risks involved with respect to the Chapter 11 proceedings, there was no assurance that the Company would emerge from bankruptcy proceedings as a going concern, and the realization of assets and satisfaction of liabilities, without substantial adjustments and/or changes in ownership, were also subject to uncertainty. However, the Company’s emergence from bankruptcy and acquisition by Brookfield on August 1, 2018 has alleviated the risks and uncertainties which previously raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date the accompanying unaudited combined financial statements are issued.

New Accounting Standards

Recently adopted accounting standards — There have been no new accounting standards adopted by the Company during the three month period ended June 30, 2018.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

1.      Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and New Accounting Standards (continued)

Recently issued accounting standards — The following new accounting standards have been issued, but have not yet been adopted by the Company, as of June 30, 2018:

In May 2014, the FASB issued an ASU on revenue recognition that clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. The ASU intends to provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, and provide more useful information to users of financial statements through improved disclosure requirements. In August 2015, and March, April, May and December 2016, the FASB issued additional ASUs on revenue recognition designed to clarify the requirements of the original revenue recognition ASU from May 2014. The Company was required to adopt this ASU on April 1, 2019 as a nonpublic entity. However, the Company was acquired by Brookfield, a public company, on August 1, 2018 (Note 2) and in conforming with Brookfield’s accounting policies, adopted this ASU as of that date using the modified retrospective method. The effect of adoption did not have an effect upon the Company.

In February 2016, the FASB issued an ASU on leases with the goals of increasing transparency and comparability among organizations by recognizing operating lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU also intends to bring the accounting for leases under U.S. GAAP more consistent with the accounting for leases under IFRS. The Company was required to adopt this ASU effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 as a nonpublic entity. However, the Company was acquired by Brookfield, a public company, on August 1, 2018 (Note 2) and accordingly this ASU will be effective for the Company for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In August 2016, the FASB issued an ASU on the statement of cash flows with the goal of standardizing the treatment of certain items not otherwise addressed in GAAP. The ASU includes guidance on debt prepayment/extinguishment costs, settlement of zero-coupon debt, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and the application of the predominance principle. The Company was required to adopt this ASU effective for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019 as a nonpublic entity. However, the Company was acquired by Brookfield, a public company, on August 1, 2018 (Note 2) and accordingly this ASU is effective as of that date. The unaudited combined financial statements herein do not reflect the potential impact of adopting this ASU as it was not effective for the Company as of June 30, 2018. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In November 2016, the FASB issued an additional ASU on the statement of cash flows designed to further standardize the treatment of certain items not otherwise addressed in GAAP. Specifically, the ASU clarifies the presentation and classification of restricted cash. This ASU is effective as of the same reporting period as the original statement of cash flows update. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

1.      Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and New Accounting Standards (continued)

In March 2017, the FASB issued an ASU on retirement benefits, which changes the presentation of net periodic pension cost and net periodic postretirement benefit cost components. This Company was required to adopt this ASU effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted as a nonpublic entity. However, the Company was acquired by Brookfield, a public company, on August 1, 2018 (Note 2) and accordingly this ASU is effective as of that date. The unaudited combined financial statements herein do not reflect the potential impact of adopting this ASU as it was not effective for the Company as of June 30, 2018. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In August 2017, the FASB issued an ASU on derivatives and hedging with the objective of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. The Company was required to adopt this ASU effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020, and early adoption is permitted, as a nonpublic entity. However, the Company was acquired by Brookfield, a public company, on August 1, 2018 (Note 2) and accordingly this ASU is effective for the Company for fiscal years beginning after December 31, 2018, and interim periods within those fiscal years. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In February 2018, the FASB issued an ASU on comprehensive income, which allows a reclassification from AOCI to retained earnings for stranded tax effects resulting from tax reform. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

All other issued but not yet effective accounting pronouncements are not expected to have a material impact on the Company’s combined financial statements.

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code

TNEH-UK, Westinghouse Electric Company LLC (a subsidiary of TNEH-US), and other indirect subsidiaries of TNEH-US filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York in New York City on March 29, 2017.

On January 29, 2018, the Company filed the Plan and the Disclosure Statement with the Bankruptcy Court. The Company subsequently filed amendments to the Plan and Disclosure Statement. On March 27, 2018, the Bankruptcy Court entered into an order confirming the Plan pursuant to which the Company can emerge from bankruptcy, subject to receiving regulatory approval and satisfying other closing conditions.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Pursuant to the Plan and subject to the satisfaction or waiver of certain closing conditions:

•                  Brookfield will provide funding (the Purchase Price) for the Plan in the bankruptcy cases in exchange for acquiring, as provided in the Plan, (i) newly issued shares in TNESI upon emergence from the bankruptcy cases (such interests, constituting one-hundred percent (100%) of the issued and outstanding shares of the reorganized company) and (ii) all of the issued and outstanding shares in WECHOL from TNEH UK.

•                  The Purchase Price shall be an amount in cash equal to the sum of (a) $3,802,000 plus (b) the final acquired company cash, minus (c) the final acquired company debt, plus (d) the final working capital increase (if any), minus (e) the final working capital decrease (if any), plus (f) the final solvency tax adjustment (which can be a negative number), if any.

•                  A limited liability company (Wind Down Co) will be established for the benefit of holders of claims against the Debtors. Brookfield shall deliver the net plan investment proceeds to Wind Down Co and the excluded assets and excluded liabilities shall be transferred from the Debtors to Wind Down Co.

On August 1, 2018, the Debtors satisfied the conditions to effectiveness set forth in the Plan, the Plan became effective in accordance with its terms and the Debtors emerged from bankruptcy. The Company was then acquired by Brookfield.

Debtor Financial Statements

The following condensed combined financial statements represent the financial statements for the Debtors only. The Company’s Non-Debtor Subsidiaries are accounted for as non-consolidated subsidiaries in these financial statements and, as such, their net income is included in income from non-debtor entities in the condensed combined statements of operations, and their net assets are included as investments in non-debtor entities in the condensed combined balance sheets. The Debtors’ condensed combined financial statements have been prepared in accordance with the guidance in ASC 852.

Intercompany transactions between the Debtors have been eliminated in the condensed combined financial statements. Intercompany transactions between the Debtors and Non-Debtor Subsidiaries have not been eliminated in the Debtors’ condensed combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

The condensed combined balance sheets of the Debtors as of June 30 and March 31, 2018, and condensed combined statements of operations and cash flows for the three month periods ended June 30, 2018 and 2017 consist of the following:

Debtor Only Condensed Combined Balance Sheets

	June 30 2018	March 31 2018
Assets
Current assets:
Cash and cash equivalents	$492,549	$540,502
Accounts receivables, net	309,429	237,331
Inventories, net	347,482	282,394
Costs and estimated earnings in excess of billings on uncompleted contracts	235,724	263,299
Amounts earned in excess of billings	43,990	34,655
Intercompany receivables from non-debtor subsidiaries	288,041	296,624
Other current assets	238,724	249,047
Total current assets	1,955,939	1,903,852

Noncurrent assets:
Property, plant and equipment, net	439,128	447,185
Other intangible assets, net	714,177	728,086
Deferred income tax assets	—	11,926
Loans receivable from non-debtor affiliates	747,970	817,911
Investment in non-debtor subsidiaries	430,184	395,417
Other noncurrent assets	259,348	344,668
Total noncurrent assets	2,590,807	2,745,193
Total assets	$4,546,746	$4,649,045

Liabilities and equity (deficit)
Current liabilities:
Accounts payable	$122,605	$188,622
Billings in excess of costs and estimated earnings on uncompleted contracts	201,865	136,211
Debtor-in-possession loan	600,000	600,000
Other current liabilities	146,042	124,206
Total current liabilities	1,070,512	1,049,039

Noncurrent liabilities:
Deferred income tax liabilities	5,780	—
Other noncurrent liabilities	108,784	98,596
Liabilities subject to compromise	10,054,058	10,139,810
Total noncurrent liabilities	10,168,622	10,238,406
Equity (deficit)	(6,692,388)	(6,638,400)
Total liabilities and equity (deficit)	$4,546,746	$4,649,045

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Debtor Only Condensed Combined Statements of Operations

	Three Months Ended June 30
	2018	2017

Net revenues	$538,489	$616,889
Cost of goods sold	379,168	496,962
Gross profit	159,321	119,927

Marketing, administrative and general expenses	79,350	97,660
Amortization of intangibles	13,908	13,908
Income from operations	66,063	8,359

Interest and other (expense) income:
Interest income	9,632	2,618
Interest expense	(10,507)	(19,409)
(Loss) equity in income of non-debtor subsidiaries	(14,559)	17,834
(Loss) gain on foreign currency transactions, net	(3,570)	115
Other income, net	1,558	1,666
Total interest and other (expense) income	(17,446)	2,824

Reorganization items, net	(30,009)	(26,605)
Income (loss) before income taxes	18,608	(15,422)

Income tax provision (benefit)	57,940	(1,182)
Combined net loss	$(39,332)	$(14,240)

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Debtor Only Condensed Combined Statements of Cash Flows

	Three Months Ended June 30
	2018	2017
Operating activities
Combined net loss	$(39,332)	$(14,240)
Adjustments to reconcile combined net loss to net cash used in operating activities:
Depreciation and amortization	35,329	44,022
Equity in losses (earnings) and tax impact of unconsolidated subsidiaries	43,446	(19,395)
Other operating activities	(44,544)	(15,322)
Net cash used in operating activities	(5,101)	(4,935)

Investing activities
Purchases of property, plant and equipment	(14,225)	(3,673)
Other investing activities	1,992	927
Net cash used in investing activities	(12,233)	(2,746)

Financing activities
Proceeds from debtor-in-possession (DIP) financing	—	450,000
Net repayment of related-party loans	(29,350)	(44,631)
Net cash (used in) provided by financing activities	(29,350)	405,369

Effect of foreign currency translation	(1,269)	177
Net (decrease) increase in cash and cash equivalents	(47,953)	397,865
Cash and cash equivalents, beginning of year	540,502	531,438
Cash and cash equivalents, end of year	$492,549	$929,303

Reorganization items, net

In accordance with ASC 852, the statement of operations shall portray the results of operations of the reporting entity during the pendency of the Chapter 11 cases. Revenues, expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization of the business are reported separately as reorganization items, net in the accompanying unaudited combined statements of operations and comprehensive (loss) income. The Company’s reorganization items for the three month periods ended June 30, 2018 and 2017 consist of the following:

	Three Months Ended June 30
	2018	2017

Legal and professional fees	$38,608	$27,020
Reorganization items, net	$38,608	$27,020

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Cash paid for reorganization items was $33,590 and $0 during the three month periods ended June 30, 2018 and 2017, respectively.

Liabilities Subject to Compromise

Liabilities subject to compromise include unsecured or under-secured liabilities incurred prior to the Petition Date. These liabilities represent the amounts expected to be allowed on known or potential claims to be resolved through the Chapter 11 cases and remain subject to future adjustments based on negotiated settlements with claimants, actions of the Bankruptcy Court, rejection of executory contracts, proofs of claims or other events. Additionally, liabilities subject to compromise also include certain items that may be assumed, and as such, may be subsequently reclassified to liabilities not subject to compromise. The following table summarizes the components of liabilities subject to compromise included in the accompanying unaudited combined balance sheets as of June 30 and
March 31, 2018:

	June 30 2018	March 31 2018

Accounts payable	$774,460	$769,899
Billings in excess of costs and estimated earnings on uncompleted contracts (1)	637,704	678,509
Other current liabilities	90,362	94,687
Reserves for decommissioning matters	136,818	139,337
Benefit obligations (2)	419,325	426,036
Loans due to third-parties	906,600	906,600
Loans due to non-debtor affiliates	999,924	1,036,390
Stone & Webster deferred purchase price	163,196	163,196
U.S. AP1000 EPC contract liability (3)	5,848,000	5,848,000
Other noncurrent liabilities	77,669	77,156
Liabilities subject to compromise (Debtors only)	$10,054,058	$10,139,810
Less: amounts related to non-debtor affiliates eliminated in consolidation	(999,924)	(1,036,390)
Liabilities subject to compromise	$9,054,134	$9,103,420

(1)       Balances pertain to contracts commencing prior to the Petition Date. Until these contracts are assumed or rejected by the Company through court proceedings, or otherwise completed, these balances are considered subject to compromise. Upon assumption or rejection, the balances will be reclassified to liabilities not subject to compromise or adjusted to the determined allowed claim amount, respectively. Inclusion of these balances in liabilities subject to compromise is not an indication that contracts have been or will be rejected.

(2)       Includes liabilities for pension of $367,906 and $375,181, deferred compensation of $8,809 and $8,809 and other postretirement benefit plans of $42,610 and $42,046 at June 30 and March 31, 2018, respectively.

(3)       Represents liability associated with certain maximum project costs under the Vogtle and V.C. Summer Engineering, Procurement & Construction (EPC) contracts.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

3. Income Taxes

The income tax provision for interim periods is ordinarily based on an estimated annual effective tax rate, which requires management to make its best estimate of annual pretax income and tax expense in each jurisdiction.  Discrete items, which are items of tax or income that are either unusual or infrequent or do not relate to the current period, are recognized entirely in the interim period in which they occur. During the year, management regularly updates its estimates based on changes in various factors including the mix of income by tax jurisdiction, recording the impact of such updates in the subsequent interim period.

Income tax expense for the three month period ended June 30, 2018 was $57,670 or 329.0% of pretax income. The provision exceeded the U.S. statutory rate of 21% principally due to the impairment of deferred tax assets of $22,893 associated with continued contract losses in France, U.S. minimum tax credits of $14,444 that became worthless following an interim transaction prior to the Plan’s effective date, and non-deductible expenses. Tax impacts associated with emergence from bankruptcy have been excluded from the determination of tax expense during the period as that event is considered unusual or infrequent.  Accordingly, these effects will be treated as a discrete item in the period in which the Plan goes effective.

Income tax benefit for the three month period ended June 30, 2017 was $1,182, or 7.8% of the pretax loss, and was based upon an annual effective tax rate that took into account those jurisdictions in which the Company forecast pretax income, and excluded those in which a loss was forecast for which we do not anticipate generating a future tax benefit.

4. Fair Value Measurements and Derivative Instruments

Assets and Liabilities Measured At Fair Value on a Recurring Basis

The fair value of financial instruments classified as cash and cash equivalents, receivables, related-party receivables, accounts payable, related-party payables and notes due to related party approximate carrying value due to the short-term nature and the relative liquidity of the instruments.

The Company uses derivative financial instruments as part of its risk management program to mitigate the market risk that occurs from its exposure to changes in foreign exchange rates. Techniques for managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. The purpose of the Company’s foreign currency management activities is to protect from the risk that the eventual cash flows resulting from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates, not for speculative or trading purposes.

Changes in the fair value of a derivative designed and qualified as a cash flow hedge, to the extent effective, are included in equity as accumulated other comprehensive income (loss) until earnings are affected by the hedged transaction. The Company discontinues hedge accounting prospectively when it has determined that a derivative no longer qualifies as an effective hedge. No outstanding derivatives as of June 30 and March 31, 2018 are designated in a hedging relationship. Amounts in accumulated other comprehensive income (loss) associated with de-designated hedges will be reclassified into income when the underlying exposure is set to mature and also when an exposure changes enough that it no longer would qualify for hedge accounting.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

4. Fair Value Measurements and Derivative Instruments (continued)

The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Instruments with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under existing GAAP, there is a disclosure framework hierarchy associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

•                  Level 1 — Quoted prices in active markets for identical assets and liabilities at the measurement date.

•                  Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities including the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3 — Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company has classified all foreign exchange contracts as Level 2 with respect to the fair value hierarchy and there were no transfers between the levels during this or comparable periods.

Derivative Instruments and Hedging Activities

Forward foreign exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are primarily utilized to reduce the risk from foreign currency price fluctuations related to firm or anticipated sales transactions, commitments to purchase or sell equipment, materials and/or services, and principal and interest payments denominated in a foreign currency. These contracts generally have an expiration date of five years or less.

The Company determines the fair value of foreign exchange contracts using a mark-to-market model, incorporating real market pricing with probable variables, with all amounts recognized in the combined statements of operations and comprehensive (loss) income.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

4. Fair Value Measurements and Derivative Instruments (continued)

Although the Company is party to master netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the unaudited combined balance sheets at June 30 and March 31, 2018 have been presented on a gross basis. The amounts subject to netting agreements that the Company choose not to offset are presented later in this note. According to the netting agreements, transaction amounts payable to counterparty on the same date and in the same currency can be netted.

Derivatives Not Designated As Hedging Instruments

Derivatives, not designated as hedging instruments, relate to economic hedges and are marked-to-market with all amounts recognized in the combined statement of operations and comprehensive (loss) income. The derivatives not designated as hedging instruments outstanding at June 30 and March 31, 2018 are foreign exchange swaps and forwards.

The following table presents the fair values of derivative instruments included in the accompanying unaudited combined balance sheets as of June 30 and March 31, 2018:

	Asset Derivatives
		Fair Value
	Balance Sheet Location	June 30 2018	March 31 2018

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	$8,847	$6,303
Foreign exchange contracts	Other noncurrent assets	16,894	12,209
Total asset derivatives		$25,741	$18,512

	Liability Derivatives
		Fair Value
	Balance Sheet Location	June 30 2018	March 31 2018

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current liabilities	$(9,190)	$(17,201)
Foreign exchange contracts	Other noncurrent liabilities	(23,149)	(21,383)
Total liability derivatives		(32,339)	(38,584)
Less: amount subject to compromise (see Note 2)		815	815
Derivative liability not subject to compromise		$(31,524)	$(37,769)

Net liability position		$(5,783)	$(19,257)

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

4. Fair Value Measurements and Derivative Instruments (continued)

The following table presents the pretax effect of derivative instruments in the accompanying unaudited combined statements of operations and comprehensive (loss) income for the three month periods ended June 30, 2018 and 2017:

Amount of Gain (Loss) Reclassified from Accumulated OCI into Income

Derivatives not designated	Three Months Ended
as hedging instruments	June 30, 2018	June 30, 2017	Location
Foreign exchange contracts	$(3,641)	$2,654	Gain (loss) on foreign currency transactions, net

Amount of Gain (Loss) Recognized in Income on Derivatives

Derivatives not designated	Three Months Ended
as hedging instruments	June 30, 2018	June 30, 2017	Location
Foreign exchange contracts	$2,854	$(3,816)	Gain (loss) on foreign currency transactions, net

Assuming market rates remain the same, the Company estimates $1,848 of the unrealized net losses on these derivatives to be reclassified into earnings in the next 12 months. At June 30, 2018, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is through December 2021.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a non-recurring basis. Assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets.

The Company has determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and the Company’s assumptions about the use of the assets and settlements of liabilities, as observable inputs are not available. The Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

5. Inventories

At June 30 and March 31, 2018, inventories consist of the following:

	June 30 2018	March 31 2018

Raw materials and consumables	$170,600	$157,586
Work in process	108,358	98,614
Finished goods	206,752	161,138
Engineering inventory	8,021	4,947
Uranium inventory available for sale	66,905	80,704
Gross inventories	560,636	502,989
Inventory reserve	(16,922)	(17,714)
Inventories, net	$543,714	$485,275

Inventories, other than those related to long-term contracts and uranium inventory available for sale are generally sold within one year.

6. Uranium Assets

Below is the classification of uranium assets within the accompanying unaudited combined balance sheets as of June 30 and March 31, 2018:

	June 30 2018	March 31 2018
Current uranium assets:
Available for sale (included within inventories, net)	$66,905	$80,704
Uranium assets on loan from related party (included within other current assets)	15,065	15,065
Total current uranium assets	81,970	95,769

Noncurrent uranium assets:
Long-term uranium working stock	167,536	37,108
Uranium held for sales commitments	213,081	218,713
Uranium leased to external party	—	132,950
Uranium assets on loan from related party	28,500	28,500
Total noncurrent uranium assets	409,117	417,271
Net uranium assets	$491,087	$513,040

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

7. Assets Held for Sale

On November 23, 2017, the Company agreed to sell, and Toshiba agreed to purchase, the Company’s 52% interest in Nuclear Fuel Industries, Ltd. (NFI) for one whole U.S. dollar. However, as of March 31, 2018, the NFI Transfer had not yet closed, and the assets and liabilities of NFI have been classified as held for sale in the Company’s combined balance sheet as of that date. The Company determined that the pending disposal of NFI did not meet the criteria for discontinued operations reporting, as it does not represent a strategic shift that will have a major effect on the Company’s operations and financial results.

On June 29, 2018, the Company completed the sale of its 52% interest in NFI to Toshiba. At which point, the assets and liabilities of NFI that had previously been classified as held for sale were deconsolidated from the accompanying unaudited combined financial statements. The Company recognized a gain on deconsolidation of $7,407 within other income, net in the accompanying unaudited combined statement of operations and comprehensive (loss) income for the three month period ended June 30, 2018.

For the three month periods ended June 30, 2018 and 2017, NFI’s (loss) income before income taxes was $(168) and $2,718, respectively, of which $(87) and $1,413, respectively, is attributable to the Company’s controlling interest.

The following table summarizes the major classes of assets and liabilities classified as held for sale in the Company’s combined balance sheet as of March 31, 2018:

March 31 2018

Assets held for sale:
Cash and cash equivalents	$25,799
Receivables	28,152
Inventories, net	174,389
Costs and estimated earnings in excess of billings on uncompleted contracts	4,297
Other current assets	32,291
Property, plant and equipment, net	76,327
Other intangible assets, net	45,363
Investments in unconsolidated subsidiaries	13,532
Other noncurrent assets	17,108
Held for sale valuation reserve	(214,134)
Total assets held for sale	$203,124

Liabilities held for sale:
Accounts payable	$2,526
Billings in excess of costs and estimated earnings on uncompleted contracts	181,065
Reserves for decommissioning matters	20,662
Benefit obligations	10,958
Deferred income tax liabilities	3,118
Other noncurrent liabilities	51,383
Total liabilities held for sale	$269,712

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

8. Other Current and Noncurrent Assets

At June 30 and March 31, 2018, other current and noncurrent assets consist of the following:

	June 30 2018	March 31 2018
Other current assets:
Restricted cash	$176,860	$183,846
Prepaid insurance, taxes and other services	109,130	108,222
Derivative instruments, at fair value	8,847	6,303
Contract receivable	43,150	38,150
Uranium assets on loan from related party	15,065	15,065
Other	28,347	53,430
Other current assets	$381,399	$405,016

	June 30 2018	March 31 2018
Other noncurrent assets:
Restricted cash	$74,244	$80,916
Derivative instruments, at fair value	16,894	12,209
Pension asset	7,063	6,163
Contractual asset for postretirement benefit costs	4,204	4,204
Other	24,985	20,373
Other noncurrent assets	$127,390	$123,865

Current restricted cash is primarily advanced funding from U.S. AP1000 project customers under interim assessment agreements. This cash will be paid to third party vendors or returned to customers.

Noncurrent restricted cash is primarily cash collateral supporting letters of credit. Additionally, an amount is held pursuant to a legal requirement in Germany to ensure pay to employees in the case of company liquidation and a requirement to fund nuclear decommissioning in Sweden and the United Kingdom.

9. Debt and Credit Facilities

The Company maintained, and Toshiba guaranteed, a credit agreement for the purpose of issuing standby letters of credit. Pursuant to an amendment dated March 28, 2017, new letters of credit can no longer be issued and existing letters of credit can no longer be amended or extended under this agreement. At June 30 and March 31, 2018, $4,465 and $5,467, respectively, were utilized from this old agreement for letters of credit.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

9. Debt and Credit Facilities (continued)

On March 31, 2017, the Company received interim approval of an $800,000 DIP financing arrangement with a third-party lender to help fund and protect its core businesses during its reorganization. The Company was authorized to borrow, and borrowed, $350,000 on the DIP financing arrangement as of March 31, 2017. The Company received final approval on May 26, 2017 to borrow, and borrowed, the remaining $450,000. Pursuant to an amendment dated March 29, 2018, the DIP financing arrangement was reduced to $600,000.  The amended borrowing arrangement is subject to a 1.50% amendment fee and carries an interest rate of one-month LIBOR plus 4.50%. Under the DIP financing agreement, the Company has the ability to issue new standby letters of credit. At June 30 and March 31, 2018, $46,047 and $40,696, respectively, have been utilized from the DIP financing arrangement for standby letters of credit.

The DIP financing includes covenants that, subject to certain conditions, require the Company to maintain certain minimum thresholds of liquidity. As of June 30 and March 31, 2018, the Company has complied with covenants, and there have been no events of default.

10. Commitments and Contingencies

Environmental Matters

Compliance with federal, state and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future due to uncertainties about the status of laws, regulations and technology, the adequacy of information available for individual sites, the extended time periods over which site remediation occurs, the availability of waste disposal capacity and the identification of new sites.

The Company has, however, recognized an estimated liability of $27,003 and $70,522 as of June 30 and March 31, 2018, respectively, measured in current dollars, for those sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company recognizes changes in estimates as new remediation requirements are defined or as more information becomes available. Of the liability as of March 31, 2018, $41,991 relates to NFI and is classified as held for sale in the accompanying unaudited combined balance sheets.

Operating expenses that are recurring and associated with managing hazardous waste and pollutants in ongoing operations totaled $3,753 and $3,889 for the three month periods ended June 30, 2018 and 2017, respectively. These expenses are included in cost of goods sold in the accompanying unaudited combined statements of operations and comprehensive (loss) income.

Management believes that the Company has adequately provided for its present environmental obligations and that complying with existing governmental regulations will not materially impact the Company’s financial position, liquidity or results of operations. The Company intends to satisfy/settle environmental obligations that become due during the bankruptcy proceedings.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

10. Commitments and Contingencies (continued)

Legal Proceedings

The Company is involved in various litigation matters in the ordinary course of business. Reserves are included in the accompanying combined balance sheets for issues when a negative outcome is probable and the amount is reasonably estimable. In the opinion of management, while it is possible that certain outcomes could be unfavorable to the Company, the ultimate resolution of such matters will not result in judgments that, in the aggregate, would materially affect the Company’s financial position or results of operations. As of June 30, 2018, several matters were in the litigation and dispute resolution process. The following discussion provides a background and the current status on the most significant of these matters:

Levy County Nuclear Project — In December 2008, the Company signed an Engineering, Procurement and Construction (EPC) agreement to provide two AP1000 units in Levy County, Florida. Work on the project commenced before it was put into partial suspension in April 2009. In January 2014, the customer terminated the EPC agreement without cause. In March 2014, the Company and customer commenced litigation against each other and the case proceeded in the U.S. District Court for the Western District of North Carolina. The Company was seeking an agreement termination fee and termination costs as defined in the EPC agreement. The customer was seeking repayment of certain milestone payments related to particular work scope. The Company had recognized revenue from its claim. In December 2016, the Court provided its decision, which awarded the Company the $30,000 termination fee, plus interest, but no additional termination costs. This amount is included in costs and estimated earnings in excess of billings on uncompleted contracts in the accompanying unaudited combined balance sheets. The Court also ruled in favor of the Company and against the customer’s counterclaim. In January 2017, the Company appealed the decision as it relates to unawarded termination costs to the U.S. Court of Appeals for the 4th Circuit. The customer cross appealed. Litigation involving the Debtors was stayed in conjunction with the Chapter 11 filing, but the stay has been lifted for this matter by order of the Bankruptcy Court.

The parties have agreed to settle the case and dismiss their respective appeals. The customer paid the Company the amount previously awarded by the Court in July 2018.

Stone & Webster Acquisition — The Company acquired Stone & Webster, the nuclear construction and nuclear integrated services businesses of Chicago Bridge & Iron Company N.V. (CB&I) on December 31, 2015. The purchase agreement for this transaction contains, among other things, a detailed purchase price determination process. If the parties are unable to reach agreement on their differences, the matter is submitted to an independent auditor (as defined in the purchase agreement). On July 21, 2016, CB&I filed a suit in the Delaware Chancery Court seeking to prevent the Company from submitting its calculation to the independent auditor for a final and binding determination. On December 2, 2016, the Court dismissed CB&I’s complaint; however, CB&I then filed an appeal to the Delaware Supreme Court. In July 2017, the Delaware Supreme Court reversed the Delaware Chancery Court which has limited the amount the Company can seek as part of the working capital adjustment. The independent auditor process as outlined in the purchase agreement can move forward. If CB&I is successful, any amount would represent a prepetition liability subject to compromise and only be paid out of profits, if any, upon completion of the Vogtle and V.C. Summer AP1000 projects. If the Company is successful, any recovery would represent income in the period received.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

10. Commitments and Contingencies (continued)

Commitments

In the ordinary course of business, letters of credit, bank guarantees, and surety bonds are issued on behalf of the Company. As of June 30, 2018, the Company had $98,846 under letters of credit and bank guarantees, including $50,512 under the facilities disclosed in Note 9, and $25,318 under surety bond obligations. As of March 31, 2018, the Company had $97,926 under letters of credit and bank guarantees, including $46,163 under the facilities disclosed in Note 9, and $15,306 under surety bond obligations.

11. Other Current and Noncurrent Liabilities

At June 30 and March 31, 2018 other current and noncurrent liabilities consist of the following:

	June 30 2018	March 31 2018
Other current liabilities:
Other short term loans	$275,200	$275,200
Contract and other reserves	161,014	151,402
Accrued reorganization expenses	67,209	84,783
Accrued payroll and other employee compensation	57,952	56,250
Accrued income and other taxes	52,709	52,081
Vacation liability	25,184	26,869
Deferred revenue	23,573	26,434
Reserve for restructuring liabilities	18,290	21,830
Accrued royalties and commissions	10,928	12,062
Accrued product warranty	9,506	11,128
Derivative instruments, at fair value	9,190	17,201
Pension liability	8,352	11,247
Reserve for decommissioning matters	3,509	1,651
Environmental liabilities	3,392	4,417
Obligations under capital leases	1,483	1,558
Other	97,415	85,204
Total	$824,906	$839,317
Less: amount subject to compromise (see Note 2)	(355,048)	(357,514)
Other current liabilities	$469,858	$481,803

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

11. Other Current and Noncurrent Liabilities (continued)

Other noncurrent liabilities:
U.S. AP1000 EPC contract liability	$5,848,000	$5,848,000
Other long term loans	650,000	650,000
Stone & Webster deferred purchase price	163,196	163,196
Environmental liabilities	23,611	24,114
Derivative instruments, at fair value	23,149	21,383
Obligations under capital leases	22,702	24,447
Deferred income on sale-leaseback	15,304	15,304
Accrued product warranty	13,075	12,813
Other	92,417	94,576
Total	$6,851,454	$6,853,833
Less: amount subject to compromise (see Note 2)	(6,704,109)	(6,703,596)
Other noncurrent liabilities	$147,345	$150,237

12. Restructuring Activities

The Company has engaged in certain restructuring activities related to overhead processes and the disposition of assets. These activities included an employee headcount reduction and exiting certain facilities and/or businesses. For the three month periods ended June 30, 2018 and 2017, costs incurred related to the restructuring activities consist of the following:

	Three Months Ended June 30
	2018	2017

Severance costs	$5,822	$—
Other associated costs	51	35
Total restructuring and other costs	$5,873	$35

Total restructuring and other costs recorded during the three month periods ended June 30, 2018 and 2017 was included in marketing, administrative and general expenses in the accompanying unaudited combined statements of operations and comprehensive (loss) income.

Amounts accrued for severance, terminated leases, and other exit-related obligations are included in other current liabilities in the accompanying combined balance sheets. The following table summarizes activity and liability balances associated with the Company’s restructuring liabilities for the periods ended June 30 and March 31, 2018:

	June 30 2018	March 31 2018

Balance, beginning of period	$21,830	$7,988
Accruals	5,873	46,405
Payments	(9,413)	(32,563)
Balance, end of period	$18,290	$21,830

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

13. Related-Party Transactions

At June 30 and March 31, 2018, related-party receivables reported in the accompanying unaudited combined balance sheets consist of the following:

	June 30 2018	March 31 2018

Trade receivables from Toshiba companies	$2,083	$401
Loans receivable from related parties	12,086	12,443
Total related-party receivables	$14,169	$12,844

At June 30 and March 31, 2018, related-party payables reported in the accompanying unaudited combined balance sheets consist of the following:

	June 30 2018	March 31 2018

Trade payables to Toshiba companies	$1,175	$1,512
Uranium assets loan payable to Advanced Uranium Asset Management Limited (AUAM)	15,065	15,065
Total	$16,240	$16,577
Less: amount subject to compromise (see Note 2)	(15,065)	(15,065)
Related-party payables	$1,175	$1,512

Payables to related parties shown above are with the Company’s debtor and non-debtor affiliates. Amounts that the Company’s debtor affiliates owe related parties are reported as liabilities subject to compromise in the accompanying unaudited combined balance sheets (see Note 2).

In addition to the portion of uranium assets loan payable to AUAM of $15,065 that is due within twelve months, the Company’s debtor affiliates owe an additional $28,500 to AUAM as of June 30 and March 31, 2018 reported as liabilities subject to compromise in the accompanying unaudited combined balance sheets.

14. Variable Interest Entities

Each quarter, the Company reassesses its VIEs in accordance with ASC 810, “Consolidation” to determine whether there are any changes in the status of the VIEs or changes to the primary beneficiary designation of each VIE. As of
June 30, 2018, the Company concluded that no unconsolidated joint ventures should be consolidated and that no consolidated joint ventures should be deconsolidated.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

14. Variable Interest Entities (continued)

Unconsolidated VIEs

The Company uses the equity method of accounting for its unconsolidated entities. Under the equity method, the Company recognizes its proportionate share of the net earnings of the joint ventures within other income, net in the accompanying unaudited combined statements of operations and comprehensive (loss) income.

The Company does not have the power to direct the activity that most significantly impacts the performance of unconsolidated VIEs. Based on these facts, the Company does not consolidate the entities and accounts for the entities under the equity method of accounting. As of June 30 and March 31, 2018 and for the three month periods ended June 30 and 2018 and 2017, summarized financial information for all jointly owned entities that are accounted for using the equity method of accounting is as follows:

	June 30 2018	March 31 2018

Current assets	$34,021	$40,597
Noncurrent assets	115,675	83,342
Total assets	$149,696	$123,939

Current liabilities	$62,486	$84,579
Noncurrent liabilities	75,044	86,022
Member’s equity (deficit)	12,166	(46,662)
Total liabilities and member’s equity	$149,696	$123,939

	Three Months Ended June 30
	2018	2017

Revenue	$80,407	$42,767
Income (loss) from operations	1,783	(10,205)
Net income (loss)	14,730	(8,477)

Consolidated VIEs

For consolidated VIEs, the Company has the power to direct the significant activities and right to receive benefits or obligation to absorb losses. The Company is also required to contribute capital to each entity on an as-needed basis based on percentage of ownership interest. Based on these facts, the Company is the primary beneficiary and has consolidated these entities in the accompanying unaudited combined financial statements. The creditors of the consolidated VIEs above do not have recourse to the general credit of the primary beneficiary.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

14. Variable Interest Entities (continued)

The following is a summary of the consolidated VIEs of the Company at June 30 and March 31, 2018:

	June 30, 2018
	Total Assets	Total Liabilities

KW Nuclear Components Co. LTD	$22,465	$10,696
Westinghouse Technology Services S.A.	13,177	6,718
Westron	13,108	4,421
Springfields Segregated Assets Limited	5,316	5,587
NuCrane Manufacturing, LLC	4,180	18,186
SNPTC-WEC Nuclear Power Technical Services (Beijing) Co.	1,106	3,430
Kontec	407	171

	March 31, 2018
	Total Assets	Total Liabilities

KW Nuclear Components Co. LTD	$23,615	$13,070
Westron	14,295	5,357
Westinghouse Technology Services S.A.	13,765	7,984
Springfields Segregated Assets Limited	5,425	5,715
NuCrane Manufacturing, LLC	5,130	18,707
SNPTC-WEC Nuclear Power Technical Services (Beijing) Co.	648	3,413
Kontec	593	342

The assets of the Company’s consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the Company’s general operations.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

15. Accumulated Other Comprehensive Income (Loss)

At June 30 and March 31, 2018, the components of AOCI, and the activity for the three month periods ended
June 30, 2018 and 2017 are as follows:

	Net Unrealized Gain (Loss) on Derivatives	Unrealized (Loss) Gain on Foreign Currency Translation Adjustment	Pension and Other Postretirement Benefits Adjustment	Total

Balance at March 31, 2017	$8,196	$(862,245)	$(215,872)	$(1,069,921)
Other comprehensive gains (losses) before reclassifications (1)	400	17,046	309	17,755
Reclassifications to net income of previously deferred (gains) losses (2)	2,537	3,389	—	5,926
Other comprehensive income (loss)	2,937	20,435	309	23,681
Balance at June 30, 2017	$11,133	$(841,810)	$(215,563)	$(1,046,240)

Balance at March 31, 2018	$8,521	$(768,138)	$(222,291)	$(981,908)
Other comprehensive gains (losses) before reclassifications (3)	(453)	(61,719)	5,149	(57,023)
Reclassifications to net income of previously deferred (gains) losses (4)	2,871	10,366	—	13,237
Other comprehensive income (loss)	2,418	(51,353)	5,149	(43,786)
Balance at June 30, 2018	$10,939	$(819,491)	$(217,142)	$(1,025,694)

(1)  Net of tax of $(24), $0, $0, and $(24), respectively.

(2)  Net of tax of $(117), $0, $0 and $(117), respectively.

(3)  Net of tax of $122, $0, $0, and $122, respectively.

(4)  Net of tax of $(770), $0, $0 and $(770), respectively.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Unaudited Combined Financial Statements (continued)

(in thousands)

15. Accumulated Other Comprehensive Income (Loss) (continued)

The following table summarizes the reclassifications from AOCI to the accompanying unaudited combined statements of operations and comprehensive (loss) income for the three month periods ended June 30, 2018 and 2017:

	Three Months Ended June 30
	2018	2017
Net unrealized gain (loss) on derivatives
Gains from cash flow hedges — foreign exchange contracts (1)	$3,641	$2,654
Total before tax	3,641	2,654
Tax expense	(770)	(117)
Total net of tax	$2,871	$2,537

Unrealized gain (loss) on foreign currency translation adjustments
Gain on disposition (2)	$10,366	$3,389
Total before tax	10,366	3,389
Tax expense	—	—
Total net of tax	$10,366	$3,389

Pension and other postretirement benefits adjustment
Amortization of prior service cost (3)	$—	$—
Amortization of unrecognized net loss (3)	—	—
Settlement or curtailment charges (3)	—	—
Total before tax	—	—
Tax benefit	—	—
Total net of tax	$—	$—

(1)       Amount recorded to loss on foreign currency transactions, net. See Note 4 for additional information.

(2)       Foreign currency translation adjustment related to an investment in a foreign subsidiary is reclassified to income upon sale or upon complete or substantially complete liquidation of the respective entity. Amount recorded to other income, net.

(3)       Amounts reclassed out of AOCI are included in the computation of net periodic benefit costs.

16. Subsequent Events

The Company has evaluated subsequent events through December 12, 2018, the date the financial statements were available to be issued. The Company has determined any subsequent events that would require disclosure in or adjustment to the accompanying unaudited combined financial statements have been properly recognized or disclosed.